TASEKO ANNOUNCES PURCHASE OF SHARES IN CURIS RESOURCES

November 20, 2013, Vancouver, BC– Taseko Mines Limited (TSX: TKO NYSE MKT: TGB) ("Taseko" or the “Company”) announces that it has entered into an agreement to acquire 11,666,667 common shares of Curis Resources Ltd. (“Curis”) at a price of $0.60 per share pursuant to a private placement for subscription proceeds of $7 million.

Upon receipt of TSX approval, Taseko will complete the acquisition of 3,333,333 of these shares, and will complete the acquisition of the remaining 8,333,334 shares at or about January 2, 2014. Taseko currently holds approximately 2% of Curis’ issued shares, prior to the closing of this private placement. After completion of this private placement, Taseko will hold a total of 12,916,667 shares of Curis, representing approximately 17% of the shares of Curis currently issued and outstanding.

Curis Resources is a publicly traded company with a 100% interest in the Florence Copper Project in Arizona. All of these shares of Curis are held directly by Taseko and are being held for investment purposes. Taseko may in the future take such actions in respect of its Curis shares as it deems appropriate in light of the market circumstances then existing, including the potential purchase of additional shares of Curis through open market purchases or privately negotiated transactions, or the sale of all or a portion of such holdings in the open market or in privately negotiated transactions to one or more purchasers. There are no persons acting jointly or in concert with Taseko with respect to Taseko’s shareholdings in Curis, nor has Taseko entered into any agreements in respect of its shareholdings in Curis with any person with which Taseko acts jointly or in concert.

This news release is issued pursuant to Multilateral Instrument 62-104 of the Canadian Securities Administrators, which also requires a report to be filed with the British Columbia, Alberta and Ontario Securities Commissions, and with other Provincial Securities Commissions in Canada, containing information with respect to the foregoing matters. To obtain a copy of the subject report, please go to the Company’s profile on the SEDAR website (www.sedar.com).

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.